UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Points International Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

730843 10 9
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 730843 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Points Investments, Inc. 57-1161421

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 33,056,370*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 33,056,370*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,056,370*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 23.0%*

12.	Type of Reporting Person (See Instructions) CO

*                    Assumes conversion by the Reporting Persons of one share of Series 2 Preferred of the Issuer (“Series 2 Preferred”) into 24,028,016 Common Shares and conversion of one share of Series 4 Preferred of the Issuer (“Series 4 Preferred”) into 5,411,434 Common Shares.

CUSIP No. 730843 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp 59-2712887

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 33,056,370*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 33,056,370*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,056,370*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 23.0%*

12.	Type of Reporting Person (See Instructions) CO

*                    Assumes conversion by the Reporting Persons of Series 2 Preferred into 24,028,016 Common Shares and conversion of Series 4 Preferred into 5,411,434 Common Shares.

CUSIP No. 730843 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 33,056,370*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 33,056,370*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,056,370*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 23.0%*

12.	Type of Reporting Person (See Instructions) IN

*                    Assumes conversion by the Reporting Persons of Series 2 Preferred into 24,028,016 Common Shares and conversion of Series 4 Preferred into 5,411,434 Common Shares.

Item 1.
(a)	Name of Issuer Points International Ltd.
(b)	Address of Issuer’s Principal Executive Offices 179 John Street, 8th Floor Toronto, Ontario M5T 1X4

Item 2.
(a)

Name of Person Filing
Points Investments, Inc., IAC/InterActiveCorp and Barry Diller.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence

Points Investments, Inc.
c/o IAC/InterActiveCorp
152 W. 57th Street
New York, NY 10019

IAC/InterActiveCorp
152 W. 57th Street
New York, NY 10019

Barry Diller
c/o IAC/InterActiveCorp
152 W. 57th Street
New York, NY 10019

(c)

Citizenship

The following Reporting Persons are corporations organized under the laws of the state of Delaware:  Points Investments, Inc. and IAC/InterActiveCorp.

The following Reporting Person is a citizen of the United States:   Barry Diller.

(d)	Title of Class of Securities Common Shares
(e)	CUSIP Number 730843 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 33,056,370
	(b)	Percent of class: 23.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 33,056,370
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 33,056,370

Amounts reported in this Item 4 assume the conversion by the Reporting Persons of Series 2 Preferred into 24,028,016 Common Shares and conversion of Series 4 Preferred into 5,411,434 Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	September 25, 2006

Points Investments, Inc.

By:	/s/ JOANNE HAWKINS
Name:	Joanne Hawkins
Title:	Secretary

IAC/InterActiveCorp

By:	/s/ JOANNE HAWKINS
Name:	Joanne Hawkins
Title:	SVP and Deputy General Counsel

/s/ BARRY DILLER
Barry Diller